Exhibit 99.7

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

April 29, 2015

The Board of Directors

Cincinnati Federal Savings

6581 Harrison Avenue

Cincinnati, Ohio 45247

Re: Revised Conversion Valuation Agreement

Attn: Joseph Bunke

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to revise the conversion appraisal of Cincinnati Federal Savings (hereinafter referred to as “Cincinnati Federal”), relating to the mutual to stock conversion of Cincinnati Federal and stock offering (“the “Stock Offering”) of Cincinnati Federal. KELLER will provide a revised pro forma valuation of the market value of the shares of Cincinnati Federal to be sold in connection with the standard conversion and revised text and updated tables to recognize the new stub period ended March 31, 2015.

KELLER is a national financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Federal Reserve Board (“FRB”) and the Office of the Comptroller of the Currency (“OCC”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the revised conversion appraisal in the format required by the FRB and the OCC in a timely manner for prompt filing with the FRB and the OCC. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions. Keller will also revise the tables in the prospectus based on the updated financials as of March 31, 2015, along with any changes to the original tables as of December 31, 2014.

The revised appraisal report will provide a detailed description of Cincinnati Federal, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of Cincinnati Federal’s market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Cincinnati Federal with the comparable group and recognizing the risk related to an initial public offering.

In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements as of March 31, 2015. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Cincinnati Federal; the economic and demographic conditions in Cincinnati Federal’s existing marketing area; pertinent historical financial and other information relating to Cincinnati Federal; a comparative evaluation of the operating and financial statistics of Cincinnati Federal with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Cincinnati Federal’s capital position and earnings potential; Cincinnati Federal’s proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Cincinnati Federal, and will not independently value the assets or liabilities of Cincinnati Federal in order to prepare the appraisal.

Upon completion of the revised conversion appraisal, KELLER will make a presentation to the board of directors of Cincinnati Federal to review the new valuation. A written presentation will be provided to each board member as a part of the overall presentation.

For its services in completing this revised appraisal and completing new tables for the prospectus, KELLER’s fee will be $10,000, plus out-of-pocket expenses not to exceed $200 for travel, copying, binding, etc. Any appraisal valuation update is not a mandatory requirement but can be requested by regulators. Excluding such a request by regulators or completed voluntarily in response to changes in the market prices of thrifts, our total fee will be $10,000, including one final valuation update, which will be required.

Cincinnati Federal agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Cincinnati Federal or by an intentional omission by Cincinnati Federal to state a material fact in the information, provided, however, Cincinnati Federal shall not be obligated to indemnify KELLER for any loss, cost or expense attributable to the negligence, bad faith or willful misconduct of KELLER or its employees or agents or to the extent such loss, cost or expense was due to a breach of this agreement by KELLER.

KELLER agrees to indemnify Cincinnati Federal and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller
President

Cincinnati Federal Savings

By:	/s/ Joseph Bunke
Joseph Bunke
Chief Executive Officer

Date:	May 4, 2015

cc:	Kip A. Weissman, Esq.